Registration Statement No. 333-240362

Filed Pursuant to Rule 433

Supplementing the Preliminary Prospectus Supplement

Dated April 26, 2022

(To Prospectus dated August 4, 2020)

Pricing Term Sheet

CINTAS CORPORATION NO. 2

$400,000,000 3.450% Senior Notes due 2025 (the “2025 Notes”)

$800,000,000 4.000% Senior Notes due 2032 (the “2032 Notes”)

PRICING TERM SHEET

Dated April 26, 2022

Issuer:	Cintas Corporation No. 2

Guarantors:	Cintas Corporation, Cintas Corporation No. 3 and Cintas Corporate Services, Inc.

Description of Securities:	3.450% Senior Notes due 2025 4.000% Senior Notes due 2032

Principal Amount Offered:	2025 Notes: $400,000,000 2032 Notes: $800,000,000

Coupon:	2025 Notes: 3.450% per annum 2032 Notes: 4.000% per annum

Interest Payment Dates:	2025 Notes: Semi-annually on May 1 and November 1, commencing November 1, 2022. 2032 Notes: Semi-annually on May 1 and November 1, commencing November 1, 2022.

Maturity:	2025 Notes: May 1, 2025 2032 Notes: May 1, 2032

Treasury Benchmark:	2025 Notes: 2.625% due April 15, 2025 2032 Notes: 1.875% due February 15, 2032

US Treasury Yield:	2025 Notes: 2.708% 2032 Notes: 2.757%

Spread to Treasury Benchmark:	2025 Notes: +75 basis points 2032 Notes: +125 basis points

Re-offer Yield:	2025 Notes: 3.458% 2032 Notes: 4.007%

Initial Price to Public:

2025 Notes: 99.978% plus accrued interest, if any, from May 3, 2022, if settlement occurs after that date.

2032 Notes: 99.943% plus accrued interest, if any, from May 3, 2022, if settlement occurs after that date.

Underwriters’ Discount:	2025 Notes: 0.350% 2032 Notes: 0.650%

Proceeds, before expenses, to us:	2025 Notes: 99.628% 2032 Notes: 99.293%

Optional Redemption:

2025 Notes: Prior to April 1, 2025 (the “2025 Par Call Date”), in whole or in part, at any time and from time to time, at a redemption price equal to the greater of: (1) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the 2025 Notes matured on the 2025 Par Call Date) on a semi-annual basis at the Treasury Rate plus 15 basis points less (b) interest accrued to the date of redemption; and (2) 100% of the principal amount of the 2025 Notes to be redeemed, plus, in either case, accrued and unpaid interest thereon to the redemption date. On or after the 2025 Par Call Date, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the 2025 Notes being redeemed plus accrued and unpaid interest thereon to the redemption date.

2032 Notes: Prior to February 1, 2032 (the “2032 Par Call Date”), in whole or in part, at any time and from time to time, at a redemption price equal to the greater of: (1) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the 2032 Notes matured on the 2032 Par Call Date) on a semi-annual basis at the Treasury Rate plus 20 basis points less (b) interest accrued to the date of redemption; and (2) 100% of the principal amount of the 2032 Notes to be redeemed, plus, in either case, accrued and unpaid interest thereon to the redemption date. On or after the 2032 Par Call Date, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the 2032 Notes being redeemed plus accrued and unpaid interest thereon to the redemption date.

Offer to Repurchase:

2025 Notes: Upon the occurrence of both (i) a change of control of Cintas and (ii) a downgrade of the 2025 Notes below an investment grade rating by each of Moody’s Investors Service, Inc. and Standard & Poor’s Financial Services, LLC within a specified period, Cintas will be required to make an offer to purchase the 2025 Notes at a price equal to 101% of their principal amount, plus accrued and unpaid interest to the date of repurchase.

2032 Notes: Upon the occurrence of both (i) a change of control of Cintas and (ii) a downgrade of the 2032 Notes below an investment grade rating by each of Moody’s Investors Service, Inc. and Standard & Poor’s Financial Services, LLC within a specified period, Cintas will be required to make an offer to purchase the 2032 Notes at a price equal to 101% of their principal amount, plus accrued and unpaid interest to the date of repurchase.

Minimum Denomination:	$2,000 and integral multiples of $1,000 in excess thereof.
Expected Settlement Date:*	May 3, 2022 (T+5)
CUSIP:	2025 Notes: 17252M AP5 2032 Notes: 17252M AQ3
ISIN:	2025 Notes: US17252MAP59 2032 Notes: US17252MAQ33
Ratings:**	A3 / A- (Stable / Stable) (Moody’s / S&P)
Joint Book-Running Managers:	KeyBanc Capital Markets Inc. MUFG Securities Americas Inc. Wells Fargo Securities, LLC
Co-Managers:	U.S. Bancorp Investments, Inc. Fifth Third Securities, Inc. PNC Capital Markets LLC

*

It is expected that delivery of the 2025 Notes and the 2032 Notes (collectively, the “Notes”) will be made against payment therefor on or about the fifth business day following the date of the prospectus supplement (such settlement cycle being referred to as “T+5”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes before the second business day prior to the closing date specified on the cover of the prospectus supplement will be required, by virtue of the fact that the Notes initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade such Notes before the second business day prior to the closing date specified on the cover of the prospectus supplement should consult their own advisors.

**	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling KeyBanc Capital Markets Inc. toll-free at (866) 227-6479, MUFG Securities Americas Inc. toll-free at (877) 649-6848 or Wells Fargo Securities, LLC toll-free at (800) 645-3751.

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